May 14, 2026

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kioni Holdings Limited Form RW: Registration Withdrawal Request Form 10 Registration Statement Filed on May 5, 2026 File No. 001-43267

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Kioni Holding Limited (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of the Company's Registration Statement on Form 10 filed with the Commission on May 5, 2026 (File No 001-43267) and the exhibits thereto (collectively, the "Registration Statement").

The Registration Statement was filed in error, and the Company has since filed a replacement registration statement on Form 8-A. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement, effective as of the date first set forth above or at the earliest practicable date hereafter.

If you have any questions regarding this registration withdrawal request, please contact Mr. Elvis Diao, at (857) 299-0124 or by email to info@kioniholdings.com.

Sincerely,

/s/ Elvis Diao

Elvis Diao

Chief Executive Officer